UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON NOVEMBER 3RD, 2014

DATE, TIME AND PLACE:

November 3rd, 2014, at 09:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Members of the Board of Directors: Mr. Conrado Engel, Mr. José Antonio Alvarez Alvarez and Mr. José de Paiva Ferreira; and the Independent Director: Mrs. Marília Artimonte Rocca.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Mara Regina Lima Alves Garcia, Company´s Officer, to act as the Secretary.

AGENDA:

To approve the new buyback program of Units or American Depositary Receipts (“ADRs”) of the Company (“Buyback Program”), pursuant to CVM Instruction No. 10 of February 14, 1980 (“CVM Instruction 10”) and to CVM Instruction No. 390 of July 8, 2003 (“CVM Instruction 390”).

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

Approved the new Buyback Program of (“Units”) or of the American Depositary Receipts (“ADRs”), each representing, 1 common share and 1 preferred share of the Company, or the ADRs by the Company or by the Company´s agency in Cayman, to be held in treasury or subsequently sold. The Buyback Program shall comply with the following conditions:

(i) Scope and objective of the Buyback Program. The buyback the purpose of (1) maximize the value creation for shareholders through an efficient management of capital structure; and (2) enabling the payment of directors, managerial employees and other employees of the Company and companies under its control, in according with Resolution # 3921, of November 25, 2010, of the National Monetary Council, pursuant to the Plan of Long-Term Incentive.

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[Free English Translation]

(ii) Amount to be acquired: up to 44,253,662 Units, representing 44,253,662 common shares and 44,253,662 preferred shares or the ADRs (American Depositary Receipts) which, on October 31, 2014, correspond to approximately 1.16% of the Company´s total capital stock, to be held by the Company or by the Company´s agency in Cayman.

(iii) Term for the acquisition: 365 days counted from the date hereof, which means that the current program, will start on November 3rd, 2014 and it will expire on August November 3rd, 2015.

(iv) Amount of outstanding shares/Units (free float): the Company held October 31, 2014 a free float comprising 403,565,369 common shares and 431,369,785 preferred shares.

(v) Amount of shares held in treasury: the Company held on October 31, 2014, 25,069,045 Units, which correspond to 25,069,045 common shares and 25,069,045 preferred shares in treasury; and

(vi) Authorized Brokers: in Brazil: Santander Corretora de Câmbio e Valores Mobiliários S.A., enrolled with the CNPJ/MF under No. 51.014.223/0001-49, with head office at Av. Presidente Juscelino Kubistchek, No. 2041 and 2235 – Part, 24th floor, Vila Olímpia, in the City and State of São Paulo. In USA: Santander Investment Securities Inc., U.S. registered broker-dealer incorporated under the laws of the State of Delaware, 45 east 53rd street, New York, NY, 10022.

The Board of Directors authorized the Board of Executive Officers to take all measures deemed necessary in order to implement the new Buyback Program

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, November 3rd, 2014. Signatures: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Members of the Board of Directors: Mr. Conrado Engel, Mr. José Antonio Alvarez Alvarez and Mr. José de Paiva Ferreira; and the Independent Director: Mrs. Marília Artimonte Rocca. Mara Regina Lima Alves Garcia – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Mara Regina Lima Alves Garcia

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 3, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer